Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Agree to Purchase from the Three Noteholders All of the
Outstanding Convertible Notes of Qiao Xing Mobile Communication Co., Ltd.
HUIZHOU, China, April 6 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Telephone, Inc. (the “Company” or “XING”) (Nasdaq: XING) today announced that the Company have signed agreement to purchase from the three noteholders (DKR SoundShore Oasis Holding Fund Ltd, CEDAR DKR Holding Fund Ltd and Chestnut Fund Ltd) US$30,000,000 of the outstanding convertible notes in principal of Qiao Xing Mobile Communication Co., Ltd (“Qiao Xing Mobile”) for an aggregate purchase price of USD24 million.
Pursuant to the Sale and Purchase Agreement, the Company shall pay, in three instalments, an aggregate of USD24 million to the sellers on or before the close of business, New York time, on May 1, 2009.
About Qiao Xing Universal Telephone, Inc.
Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set- top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. The Company has acquired the 100% equity interest in China Luxuriance Jade Company, Ltd and now has diversified into the resource industry.
For more details, please visit http://www.cosun-xing.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of April 6, 2009, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
CONTACT: Rick Xiao, 86-752-2820268
 Rickxiao@qiaoxing.com